MARK WATTLES OFFER OF EMPLOYMENT
TERM SHEET

The Employment Agreement shall be fully documented in a formal agreement to be signed by both parties, however, the following term sheet will be fully binding upon the Company upon its acceptance by Mark Wattles.

Title:   As President and Chief Executive Officer

Salary:  975,000.00 annual to be effective January, 2001

Bonus:

To be determined by board tied to the same performance criteria as other executives as well as additional bonuses based on certain key goals, such as completion of the amended bank facility.

Stock and Options:

-3,000,000 share grant as approved by the full board. Wattles will sign a Lock-Up Agreement to not sell the any of the shares granted for 360 days from the date of grant with a performance review at 180 days to consider releasing 50% of the shares from the lock-up. The shares will also be subject to the normal restrictions under rule 144.

-3,000,000 options are hereby granted to Wattles as part of the options being granted to senior management under the management retention program. The exercise price will be at today's closing price (01-25-01). 1/3 vesting on 2/25/02 and 1/6 vesting every six months thereafter. Once options have vested they will not expire until end of the 10-year option term regardless of whether or not Wattles is still employed by Hollywood. The option grant is effective today at today's price, but will be contingent upon the approval by the shareholders of the 2001 Stock Incentive Plan adopted by the Board today.
There can be no assurance that the shareholders will approve the plan in which case the options will not be issued.

Travel:

Use of company owned or leased aircraft for travel between Las Vegas and Portland and all business related travel.

Las Vegas Office:

Continuation in Las Vegas, NV of office space and required equipment and services to conduct business on behalf of Hollywood as Mr. Wattles primary office.

Non-compete:

For a minimum of one year from the date of this term sheet and if the 3,000,000 options are finalized upon the approval of the option plan by shareholders, for a period of two years from the end of Wattles employment with the Company, Mr. Wattles may not be employed by any competitor, unless such competition operates as a franchisee of the Company. Wattles and the Company will enter into a franchise agreement with financial terms to be agreed upon but at least sufficient to cover the Company's costs associated with the franchisee which allows for the building of a video chain which does not compete with the Company's locations and adds to the Company's leverage and brands.
Competition would be defined as any company that owns or operates video specialty stores where 10% or more of such company's video stores operate within 2 miles of the Company's stores.

Term:

The Employment Agreement with Mr. Wattles shall be for 1 year if only the 3,000,000-share grant is effective. The Employment Agreement will increase to 3 years upon approval of the 2001 Stock Incentive Plan by the shareholders and completion of documentation and issuance of the 3,000,000 options.

Change of Control:

Upon a change in control all options will immediately vest, any lock-up remaining up will be cancelled and the remaining pay for the term remaining under the Employment Agreement will paid at the time of the Change of Control. If the term remaining on the Employment Agreement is less than two years then
an amount equal to two years' pay will be paid.   If the 3,000,000 options were
not yet granted or could not be granted then Wattles will receive an amount in cash equal to the in the money value of the options had they been granted and vested as outlined above.

"Change of Control" for the Employment Agreement shall, in addition to the definition contained in the Company's Change of Control Plan, include change of ownership of 25% or more of the Company's common stock or securities convertible into common or other changes in securities causing 25% or more of the vote to be under the control of an entity or related group or a change in the board causing the current members or remaining current members as a group to not compose a majority of the board.

Entered into this 25th day of January 2001



Hollywood Entertainment Corporation
Compensation Committee of the Board of Directors



__________________________________  		______________________________
James N. Cutler Jr.					Doug Glendenning





__________________________________
William P. Zebe




Accepted by Mark Wattles effective this 25th day of January 2001



_________________________________
Mark Wattles